Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the use of our report dated March 14, 2007 on the consolidated balance sheets of Brookfield Asset Management Inc. as at December 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for the years then ended, and our report dated March 14, 2007 on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006 which appear in this Annual Report on Form 40-F/A.
We also consent to the incorporation by reference in Registration Statement Nos. 333129631 on Form S-8 and 333-137945 on Form F-9/A of our reports dated March 14, 2007 appearing in this Annual Report on Form 40-F/A of Brookfield Asset Management Inc. for the year ended December 31, 2006.
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
April 16, 2007